Notice to ASX/LSE Page 1 of 2 Rio Tinto announces Board changes 03 March 2021 Rio Tinto Chairman Simon Thompson has informed the Board that he will not seek re-election as a non- executive director at the 2022 annual general meetings (AGMs) of Rio Tinto plc and Rio Tinto Limited. Sam Laidlaw, senior independent director of Rio Tinto plc, and Simon McKeon, senior independent director of Rio Tinto Limited, will now therefore jointly lead the search for Simon’s successor as Chair. Sam Laidlaw said: “The Board accepts Simon’s decision and is grateful that he has agreed to provide an important period of stability and support for Jakob and the new executive team ahead of the AGMs in 2022. This will allow an orderly process for the appointment of our new Chair and other key Board members. The Board wishes to thank Simon for his commitment and continuing leadership during this challenging period for Rio Tinto.” Simon Thompson said: “I am proud of Rio Tinto’s achievements in 2020, including our outstanding response to the COVID-19 pandemic, a second successive fatality-free year, significant progress with our climate change strategy, and strong shareholder returns. However, these successes were overshadowed by the destruction of the Juukan Gorge rock shelters at the Brockman 4 operations in Australia and, as Chairman, I am ultimately accountable for the failings that led to this tragic event. “Over the past eight months, we have engaged extensively with investors, government, civil society, Indigenous leaders and, most importantly, Traditional Owners to learn the lessons from Juukan Gorge. We have taken decisive action to address the weaknesses identified in our risk management and governance, while also acknowledging the need to improve our work culture and to rebuild relationships. In January, we appointed a new Chief Executive, Jakob Stausholm, who has moved swiftly to appoint his new executive team and has identified his key priorities to rebuild the trust that we have lost. “Throughout my seven years on the Rio Tinto Board, I have endeavoured to promote a progressive environmental, social and governance agenda. While I am pleased with the progress we have made in many areas, the tragic events at Juukan Gorge are a source of personal sadness and deep regret, as well as being a clear breach of our values as a company.” In addition, Michael L’Estrange, a non-executive director, will retire from the Board at the conclusion of the 2021 AGMs. Simon Thompson said: “Following significant surgery in February, Michael has decided after careful consideration that he should reduce his workload and will not therefore be seeking re-election as a non- executive director at the forthcoming AGMs. The entire Board wishes Michael a full and speedy recovery and thanks him for his outstanding contribution. Rio Tinto will greatly miss his insights and wise counsel.” Michael L’Estrange said: “It has been an honour to have had the opportunity to serve on the Rio Tinto Board for what will be six and a half years. I wish Jakob and the new executive well for the future as they build on Rio Tinto’s many strengths and continue to implement the critical changes aimed at ensuring that an occurrence such as the destruction of the Juukan Gorge rock shelters never happens again.” This announcement is made in fulfilment of the Company's obligation under UK LR 9.6.11 LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State. Exhibit 99.1

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.